EXHIBIT 4.3
          AMENDMENT OF AMENDED AND RESTATED BY-LAWS

Section 5.08 of the Amended and Restated By-Laws of Duke
Realty Investments, Inc. is amended to read as follows:

  SECTION 5.08. NUMBER OF DIRECTORS AND CLASSIFICATION OF
                BOARD DIRECTORS

     (a)  The number of Directors shall be twelve (12).

     (b) There shall be three (3) classes of Directors, each class to be as nearly equal in number as possible. The Directors of one class have been elected for a term expiring in 1998; the Directors of a second class have been elected for a term expiring in 1999; and the Directors of a third class have been elected for a term expiring in 2000. At each annual meeting of the shareholders, one (1) class of Directors shall be elected for a term of three (3) years, or until their successors have been duly elected and qualified, to replace those Directors whose terms expire at such annual meeting.